Exhibit 4.86
English Translation of Chinese Language Document

Form of Sales Contract

Contract No.: Column A
Signing Place: Jiangning District, Nanjing
Signing Date: Column B

The Seller: China Sunergy (Nanjing) Co., Ltd.	The Buyer: CEEG (Shanghai) Solar Science &Technology Co., Ltd.
Address: No. 123, West Focheng Road, Economy and Technology Development Zone, Jiangning, Nanjing	Address: No. 68 Gangde West Road, Songjiang District, Shanghai
Contact person: Jianhua Zou	Contact person: Qiang Tao
Tel.: 025-52766609	Tel.: 021-57850711
Fax: 025-52766767	Fax: 021-57850374

Through amicable consultation and in accordance with the Contract Law of the People’s Republic of China, the parties hereof agreed to enter into the following contractual terms regarding purchase of the following goods for mutual compliance and performance:
1.	Goods content
Target	Specification and parameter	Quantity (MW)	Unit price (Yuan / W)	Total amount (RMB)
Monocrystalline 125 cells A (DJ165)	≥17.00%		10
Monocrystalline 125 cells A (DJ165)	≤16.75%		9.8
Monocrystalline 156 cells A	≥17.00%		10.5
Monocrystalline 156 cells A	≤16.75%	3MW	10.1	Around 30,600,000
Multicrystalline 156 cells A	≥15.25%		10.4
Monocrystalline 125 cells B (DJ165)	≥16.25%		6.5
Monocrystalline 156 cells B	≥16.25%		6.5
Multicrystalline 156 cells B	≥14.50%		6.5
Total:		3MW		Around 30,600,000
Total amount (in words): Around RMB thirty million and sixty hundred thousand
Remark: The price includes 17% valued-added tax (VAT).
The price of A3 type shall be 1.5 RMB/W lower than the price of A Type with the same specification and efficiency.
The deficiency rate of A3 type opened and selected by Buyer shall not exceed 8%.

2.	Time and terms of payment
After the effectiveness of this contract, the Seller shall deliver to the Buyer the solar cells in installments with the quantity, specifications and types provided in this contract.  The Buyer shall remit the advance payment which accounts for 50% of total price of cells of each shipment into the account designated by the Seller within three working days upon receiving the delivery notice and then pick up the goods. As for the remaining 50% of each payment for goods, the Seller allows the Buyer to accumulate such amount to the credit facility of RMB 30 million granted to the Buyer (the credit facility of RMB 30 million is agreed in the contract numbered XS320100005).
The Buyer may pay through T/T or Acceptance Bill.

A/C No. of Jiangning Sub-branch of China Merchants Bank: 078002380175610001

3.	Packing requirements: The goods shall be packed in carton boxes suitable for highway transportation so as to meet requirements for long-distance and long-time transportation.

4.	Place and term of delivery
4.1 Place of delivery: the Buyer’s factory
4.2 The Seller shall be responsible for goods transportation and related insurance.
4.3 Delivery in installments allowed.  The Buyer shall remit the payment which accounts for 50% of such goods into the account designated by the Seller based on the actual delivery quantity and amount within three working days upon receiving the delivery notice marked with the specific power list issued by the Seller.
4.4 The Seller shall deliver all the goods of such shipment within 7 days upon receiving such 50% payment.
4.5 The Seller shall provide the corresponding VAT invoices to the Buyer within 10 days after each delivery.

5.	Quality requirements and technical standards:
See Appendix I for the standard cells hereunder (shipment and transportation terms in Article 5.4 thereof are inapplicable).  Appendix I shall not apply to the B type cells hereunder.

6.
Quantity and quality objection: The Buyer shall complete quantity and quality inspection in accordance with the standard prescribed hereunder within seven days after picking up the goods. Any quantity and quality claims shall be issued by the Buyer in writing within three days of detection, and shall be inspected by a third party agreed upon by both parties, if necessary.  If the Buyer fails to raise a quantity or quality claim within ten days after picking up the goods, the Seller’s products shall be deemed as qualified.

7.	Transfer of Contractual Rights and Obligations
Neither party may transfer all or part of the rights and obligations hereunder without written consent of the other party.

8.	Confidentiality
The parties hereto and their respective employees, agents, representatives and counsels shall treat the terms and conditions under this contract and any of its supplementary agreements as business secrets and shall not disclose the information to any third party without consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses to the other party.

9.	Force majeure
If any party fails to perform the contract due to any force majeure event, the affected party shall notify the other party in writing within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such event. The affected party could be partially or wholly exempted from the liabilities in the light of the impact caused by such force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

10.	Integrity Assurance
It shall be deemed as damage to the other party’s interest if any party and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in other forms to any employee of the other party, or if any party and its staff carries out a transaction similar to this contract, in the name of the company or an individual, with any employee of the other party or any third person introduced by such employee. The damaging party shall compensate as much as twice of the direct or indirect losses incurred by the damaged party for such reason, and shall be liable for the liquidated damages of 20% of the amount of this contract per breach (up to RMB 1,000,000).

The integrity report method: Supervision Report Mailbox: JC@Chinasunergy.com, Report Phone Number: 86-25-5276 6726

11.	Dispute resolution
Any and all disputes arising from the validity, performance or interpretation of this contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Buyer is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

12.	Effective and miscellaneous
12.1 The contract shall take effect upon signature by both parties or seal by the special authorized agents. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
12.2 The contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereof shall send the original contract to each other within three working days of the date hereof.
12.3 Any matters not mentioned herein shall be mutually negotiated between both parties and set forth in the supplemental agreements, which shall have the same legal effect as the contract.

The Seller: China Sunergy (Nanjing) Co., Ltd.	The Buyer: CEEG (Shanghai) Solar Science &Technology Co., Ltd.
Signature/seal: /s/	Signature/seal: /s/
Date:	Date:

	Column A	Column B
1	XS120100003	January 7, 2010
2	XS120100032	January 20, 2010